     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              GENZYME CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MASSACHUSETTS                                        06-1047163
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)

       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  PETER WIRTH
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                WITH COPIES TO:
                             JOHN L. WHITLOCK, ESQ.
                               PALMER & DODGE LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-0100
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED              PROPOSED
        TITLE OF EACH CLASS OF                AMOUNT TO          MAXIMUM OFFERING     MAXIMUM AGGREGATE         AMOUNT OF
      SECURITIES TO BE REGISTERED           BE REGISTERED         PRICE PER UNIT      OFFERING PRICE(1)      REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
5 1/4% Convertible Subordinated Notes
  Due 2005.............................      $250,000,000              100%              $250,000,000           $73,750.00
-------------------------------------------------------------------------------------------------------------------------------
General Division Common Stock, $0.01
  per share............................      6,313,131(2)               --                    --                 $0.00(3)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o).

(2) Plus such additional indeterminate number of shares of Genzyme General Division Common Stock as shall be required for issuance upon conversion of the Notes being registered hereunder due to an adjustment in the conversion price. Includes associated purchase rights which currently are evidenced by certificates for shares of Genzyme General Division Common Stock and automatically trade with such shares.

(3) Pursuant to Rule 457(i), there is no filing fee with respect to the shares of Genzyme General Division Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE PROSPECTUS IS DELIVERED IN FINAL FORM.

               SUBJECT TO COMPLETION, DATED                , 1998

                                 [GENZYME LOGO]

                        $250,000,000 PRINCIPAL AMOUNT OF
                 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2005

           6,313,131 SHARES OF GENZYME GENERAL DIVISION COMMON STOCK

     This Prospectus relates to the offer and sale of $250,000,000 aggregate principal amount of 5 1/4% Convertible Subordinated Notes Due 2005 (the "Notes") of Genzyme Corporation (the "Company"), a Massachusetts corporation, issued to the initial purchasers of the Notes (the "Initial Purchasers") in a private placement consummated in May 1998, and the offer and sale of 6,313,131 shares of Genzyme General Division Common Stock, $0.01 par value per share (the "GGD Stock"), currently issuable upon conversion of such Notes plus such additional indeterminate number of shares of GGD Stock as may become issuable upon conversion of the Notes due to adjustments in the conversion price (the "Conversion Shares"). The Notes and the Conversion Shares may be offered from time to time for the accounts of beneficial holders of the Notes or Conversion Shares named herein or in supplements to this Prospectus (the "Selling Securityholders"). See "PLAN OF DISTRIBUTION."

     The Notes are convertible, at any time at or before maturity, unless previously redeemed, into shares of GGD Stock, at a conversion price of $39.60 per share, subject to adjustment in certain events. Interest on the Notes is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 1998. The Notes mature on June 1, 2005. The Notes are not redeemable by the Company prior to June 10, 2001. Thereafter, the Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in this Prospectus, plus accrued interest. Upon a Fundamental Change (as defined herein), each holder of Notes has the right, subject to the rights of holders of Senior Indebtedness (as defined herein), to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued interest. See "DESCRIPTION OF NOTES -- Repurchase at Option of Holder Upon a Fundamental Change." The Notes are unsecured obligations of the Company subordinated to all existing and future Senior Indebtedness. The Indenture does not restrict the incurrence of indebtedness, including Senior Indebtedness, by the Company or its subsidiaries. See "DESCRIPTION OF NOTES -- Subordination." The Notes do not provide for a sinking fund.

     The GGD Stock is traded on the Nasdaq National Market under the symbol
"GENZ." On July   , 1998, the closing per share price of GGD Stock as reported
by Nasdaq was $     per share. The Notes have been designated for trading in the
Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes resold pursuant to the Registration Statement (of which this Prospectus is a part) will no longer be eligible for trading in the PORTAL Market.

     The Notes and the Conversion Shares may be offered by the Selling Securityholders from time to time in open-market or privately-negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Securityholders may effect such transactions to or through brokers-dealers, and such brokers-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders, the purchasers of the securities or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "THE SELLING SECURITYHOLDERS" and "PLAN OF DISTRIBUTION."

     The Company will not receive any of the proceeds from the sale of the Notes or Conversion Shares. The Company, however, has agreed to bear certain expenses in connection with the registration of the Notes and Conversion Shares. The Company has also agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREIN FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

               The date of this Prospectus is             , 1998.

                                  THE COMPANY

GENERAL

     Genzyme is a biotechnology company that develops innovative products and services for major unmet medical needs. Genzyme has three divisions: Genzyme General Division ("Genzyme General"), which develops and markets therapeutic and surgical products and diagnostic services and products; Genzyme Tissue Repair Division ("Genzyme Tissue Repair" or "GTR"), which develops and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases; and Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), which was formed in June 1997 in connection with the acquisition of PharmaGenics, Inc. ("PharmaGenics") and develops gene-based approaches to cancer therapy through genomics, gene therapy and a small molecule drug discovery program. Genzyme has three outstanding series of common stock, each of which is intended to reflect the value and track the performance of one of Genzyme's three divisions: Genzyme General Division Common Stock, Genzyme Tissue Repair Division Common Stock ("GTR Stock") and Genzyme Molecular Oncology Division Common Stock ("GMO Stock"). GGD Stock and GTR Stock are listed on the Nasdaq National Market under the symbols "GENZ" and "GENZL," respectively. GMO Stock is not yet publicly traded.

     For purposes of financial statement presentation, all of the Company's programs, products, assets and liabilities are allocated to Genzyme General, Genzyme Tissue Repair or Genzyme Molecular Oncology. Notwithstanding this allocation, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of the divisions. Holders of GGD Stock, GTR Stock and GMO Stock have no specific claim against the assets attributed to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of all three divisions.

     For additional information concerning Genzyme and its businesses, please refer to the documents listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

RECENT DEVELOPMENTS

  Sale of Research Products Business

     On July 1, 1998, Genzyme sold the primary assets of its research products business to TECHNE Corporation for approximately $24.8 million in cash, $17.0 million of TECHNE common stock and estimated royalties over the next five years of approximately $23.7 million. The gain from the sale of aproximately $20 million after taxes, excluding royalties, will be recorded in the third quarter. Royalty income will be recorded as earned. This business, which was part of Genzyme's diagnostics products unit, consisted of a product line of over 350 recombinant proteins, antibodies and human, mouse and rat ELISA research kits. Genzyme generated approximately $15 million in revenue from this product line during the year ended December 31, 1997.

  FDA Advisory Committee Thyrogen(R) Hormone Recommendation

     On May 15, 1998, an advisory committee to the U.S. Food and Drug Administration (the "FDA") recommended approval of Genzyme General's Thyrogen(R) recombinant human thyroid stimulating hormone for use in the evaluation of patients being tested for thyroid cancer metastases. Recognizing that diagnostic testing with Thyrogen(R) hormone is not as sensitive as testing after patients have been withdrawn from their thyroid hormone supplements, the FDA's Endocrinologic and Metabolic Drugs Advisory Committee voted 8-3 to recommend approval of Thyrogen(R) hormone for use in conducting thyroid scanning and thyroglobulin testing in a broad group of patients who, in the judgment of treating physicians, would benefit from the avoidance of hypothyroidism. The panel also voted 11-0 to recommend approval of Thyrogen(R) hormone for use in patients who otherwise would be examined solely with a serum thyroglobulin test without undergoing withdrawal from hormone supplements. In addition, the panel unanimously recommended approval of Thyrogen(R) hormone for use with patients who, for medical reasons, cannot be withdrawn from hormone supplements, or who cannot raise their own thyroid stimulating hormone levels adequately. On June 15, 1998, the FDA notified Genzyme that it had extended to September 15, 1998 the deadline for taking action on Genzyme's new drug application for Thyrogen(R) hormone. The advisory committee's recommendation will be considered by the FDA in its final review of Genzyme General's new drug application for Thyrogen(R) hormone. The recommendation is not binding on the FDA.

  GTR Long-Term Financing Plan

     Genzyme Corporation recently established a long-term financing plan to provide up to $66 million for the continued development of Genzyme Tissue Repair's product portfolio and research and development programs. As part of the long-term financing plan, Genzyme's Board of Directors (the "Genzyme Board") increased the amount of the equity line of credit available from Genzyme General to Genzyme Tissue Repair from $12 million to $50 million and Genzyme Tissue Repair sold a manufacturing facility to Genzyme General for approximately $16 million in cash. Under the terms of the equity line, Genzyme Tissue Repair may draw down funds as needed on a quarterly basis in exchange for GTR Designated Shares, as defined under "DESCRIPTION OF GENZYME CAPITAL STOCK -- GTR Designated Shares and GMO Designated Shares."

                                  RISK FACTORS

     Statements made in this Prospectus relating to plans for sales and marketing, product development, dividend policy, the timing of regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). When used in this Prospectus, the words "anticipates," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risks described below or elsewhere in this Prospectus (including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (the "1997 10-K"), and other documents incorporated herein by reference). Such risks should be considered carefully in evaluating an investment in the Notes or GGD Stock.

RISKS RELATED TO GENZYME AND THE GENERAL DIVISION

     The Notes are convertible only into shares of GGD Stock. The following risk factors relating to Genzyme General, as well as the Company generally, should be considered carefully in contemplating an investment in the Notes or GGD Stock.

  Dependence on Cerezyme(R) Enzyme and Ceredase(R) Enzyme Sales

     Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Cerezyme(R) enzyme and Ceredase(R) enzyme totaled $332.7 million for the year ended December 31, 1997 and $93.5 million for the three months ended March 31, 1998, representing 63% and 67%, respectively, of Genzyme General's product revenue for such periods.

     Genzyme produces Ceredase(R) enzyme from an extract of human placental tissue supplied by a French company that is the only significant commercial source of this material. The current supply available is not sufficient to produce enough Ceredase(R) enzyme to supply all known patients. To address supply constraints, Genzyme developed Cerezyme(R) enzyme, a recombinant form of the enzyme. Patients receiving Ceredase(R) enzyme are being converted to Cerezyme(R) enzyme; however, Genzyme General will continue to manufacture Ceredase(R) enzyme until the process of patient conversion is completed. Any disruption in the supply or manufacturing process of Cerezyme(R) enzyme may have a material adverse effect on revenue. In addition, Genzyme General may be required to record a charge to earnings for the equipment used for and the inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process, and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings could be material.

  Future Capital Needs

     Although Genzyme currently has substantial cash resources, it has committed to utilize a portion of such funds for certain purposes, such as (i) continuing the development and completing the market introduction in the U.S. and Europe of its line of biomaterial products based on hyaluronic acid for use in limiting the formation of post-operative adhesions (the "Sepra Products"), (ii) continued marketing of Carticel(TM) autologous cultured chondrocytes and developing, producing and marketing other products through GTR and (iii) making certain payments to third parties in connection with strategic collaborations.

     Genzyme had approximately $255.2 million in cash, cash equivalents and short and long-term investments (excluding investments in equity securities) at March 31, 1998 ($498.6 million when adjusted for the proceeds received by the Company from the initial sale of the Notes). As of March 31, 1998, approximately $113.0 million was outstanding under Genzyme's $225.0 million revolving credit facility with a group of commercial banks, $95.0 million of which was allocated to Genzyme General and $18.0 million of which was allocated to GTR. Amounts borrowed under this facility are payable on November 15, 1999. Genzyme's cash resources will be diminished upon repayment of amounts borrowed, plus accrued interest, under this credit facility. In addition, in February 1997 Genzyme privately placed a note with an aggregate principal amount of $13.0 million, which is convertible into shares of GTR Stock (the "GTR Note"), to fund GTR's operations and in August 1997 Genzyme privately placed an aggregate principal amount of $20.0 million of debentures convertible into GMO Stock (the "GMO Debentures") to fund GMO's operations. Pursuant to the terms of both the GTR Note and the GMO Debentures, the holders will, in some circumstances, receive cash from Genzyme. To the extent cash is used to pay the principal and accrued interest on the GTR Note or GMO Debentures, the Company's cash reserves will also be diminished. As a result of these commitments and contingencies, Genzyme may have to obtain additional financing which could take the form of Senior Indebtedness, to which the Notes would be subordinated. There can be no assurance that any such additional financing will be available on favorable terms, if at all.

  Risks Inherent in International Operations

     Foreign operations of Genzyme accounted for 36% of consolidated net sales in 1997 as compared to 35% in each of 1996 and 1995. In addition, Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Financial results of Genzyme could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. For the year ended December 31, 1997, the impact of such transactions on operating results was not significant; however, Genzyme reported a cumulative foreign currency translation amount of $12.4 million in stockholders' equity as a result of foreign currency adjustments, and there can be no assurance that the Company will not incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in Dutch guilders, British pounds, French francs, German marks, Spanish pesetas, Italian lira and Japanese yen.

     Genzyme has not hedged net foreign investments in the past, although it may engage in hedging transactions to manage and reduce its foreign exchange risk, subject to certain restrictions imposed by the Genzyme Board. There can be no assurance that Genzyme's attempts to manage its foreign currency exchange risk will be successful.

  Uncertainty Regarding Patents and Protection of Proprietary Technology

     Genzyme's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. Proprietary rights relating to Genzyme's products and services are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that these allowed and issued patents or additional patents allowed or issued to Genzyme will effectively protect the proprietary technology of Genzyme. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Genzyme.

     No consistent policy has emerged from the U.S. Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for Genzyme's proprietary rights is uncertain. The allowance of broader claims may increase the incidence and cost of patent interference proceedings in the U.S. and the risk of infringement litigation in the U.S. and abroad. Conversely, the allowance of narrower claims, while reducing the risk of infringement, may limit the value of Genzyme's proprietary rights under its patents, licenses and pending patent applications.

     Genzyme attempts to monitor the patent filings of its competitors in an effort to guide the design and development of its products to avoid infringement. Notwithstanding these efforts, there can be no assurance that the patents issued or licensed to Genzyme will remain free of challenge by third parties. In addition, patent applications filed by third parties may, if issued, cover the Company's products and services as ultimately developed, which could have an adverse impact on the Company's results of operations in amounts that cannot presently be determined. Genzyme may, depending on the final formulation of such products and services, need to acquire licenses to, or contest the validity of, such patents. For example, Genzyme may need to acquire patent rights from third parties that cover particular diagnostic and/or therapeutic gene sequences or that cover aspects of adjuvant therapies such as compositions of matter or methods of use related to the administration of cytokines as immunostimulants in combination with a cancer therapy. In gene therapy, Genzyme may need to license a number of patents covering different elements of the technique, such as those relating to a particular viral or non-viral vector or methods for its delivery. The extent to which Genzyme may need to license such rights or contest the validity of such patents depends on the scope and validity of such patents and ultimately on the final design or formulation of its products and services under development. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

     Genzyme has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or in governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants.

  Regulation by Government Agencies

     The production and sale of health care products and provision of health care services are highly regulated. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Regulation of Genzyme General products and services could also limit Genzyme General's reimbursement for its products and services and otherwise materially affect the results of operations of Genzyme General. Additional regulatory regimes, in the U.S. and internationally, affect the Company's work in gene therapy and the provision of cancer diagnostic services. There can be no assurance that any of the required regulatory approvals will be granted on a timely basis, if at all.

     Certain of Genzyme's products, including Cerezyme(R) enzyme and Ceredase(R) enzyme, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare diseases. The Orphan Drug Act generally entitles the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. Legislation has been periodically introduced in recent years, however, to amend the Orphan Drug Act. Such legislation has generally been directed to shortening the period of automatic market exclusivity and granting certain market rights to simultaneous developers of a drug. The effect on Genzyme of any amendments ultimately adopted cannot be assessed at this time.

  No Assurance of Commercial Success of the Sepra Products

     In August 1996, Genzyme received marketing approval from the FDA for Seprafilm(R) bioresorbable membrane and commenced commercial sales of Seprafilm(R) bioresorbable membrane in the U.S. on behalf of Genzyme Ventures
II. The successful commercialization of Seprafilm(R) bioresorbable membrane and other Sepra Products will depend on many factors, including: (i) the content and timing of decisions made by the FDA and other regulatory authorities, (ii) market acceptance of the Sepra Products by surgeons and hospitals administrators, (iii) Genzyme General's ability to deploy its sales force to market the Sepra Products, (iv) Genzyme General's ability to supply sufficient product to meet market demand, (v) the number and relative efficacy of competitive products that may subsequently enter the market and (vi) the degree to which third party reimbursement is available for the Sepra Products. There can be no assurance that Genzyme General will be successful in its efforts to commercialize the Sepra Products and Genzyme General may cease development of one or more of the Sepra Products at any time if demand proves inadequate. In January 1998, Genzyme announced that it had discontinued development of Sepracoat(TM) coating solution for the U.S. market.

  Technology Transferred to Genzyme Development Partners, L.P. ("GDP")

     Genzyme organized GDP, a special purpose research and development entity, and transferred technology and commercial rights to the Sepra Products that Genzyme previously had under development. Genzyme has an option to purchase the limited partnership interests in GDP under certain circumstances. It is uncertain at this time whether Genzyme will exercise this option. If Genzyme does not exercise this option, it will have limited rights in revenues generated from the sale of GDP's products. If Genzyme does exercise this option, it will be required to make substantial cash payments or to issue shares of GGD Stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in GGD Stock could result in dilution to holders of GGD Stock and could negatively affect the market price of such stock.

  Uncertainty Regarding Success of Clinical Trials and Other Risks in Product Development

     Several of Genzyme's products are currently in or will require clinical trials to test safety and efficacy in humans for various conditions. There can be no assurance that Genzyme will not encounter problems in clinical trials that will cause it to delay or suspend these clinical trials. In addition, there can be no assurance that such clinical testing, if completed, will ultimately show these products to be safe and efficacious.

     Product development involves a high degree of risk, and returns to investors are dependent upon successful development of Genzyme's products. There can be no assurance that development of any product will be successfully completed or that FDA approval of any of Genzyme's products under development will be obtained.

  Rapid Technological Change

     The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although Genzyme General will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render Genzyme General's products or services obsolete.

  Third Party Reimbursement and Health Care Cost Containment Initiatives

     A majority of Genzyme General's revenues are attributable directly or indirectly to payments received from third party payers, including government health administration authorities and private health insurers. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for health care products and services. Third party payers are also increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that third party insurance coverage will be available for any new products or services developed by Genzyme General. If adequate coverage and reimbursement are not provided by government and other third party payers for Genzyme General's products and services, its results of operations may be materially adversely affected.

     In addition, Congress has from time to time discussed the possible implementation of broad based health care cost containment measures. While these discussions have not led to the enactment of any specific health care cost containment legislation, it is possible that health care measures will again be proposed in Congress. The effects on Genzyme General of any such measures that are ultimately adopted cannot be predicted at this time.

  Product Liability and Limitations of Insurance

     The Company may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While the Company has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that Genzyme General will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance and there can be no assurance that such insurance will provide sufficient coverage against any or all potential product liability claims. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.

  Year 2000

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing the internal readiness of its computer systems for handling the year 2000. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material adverse effect on the Company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations.

RISKS RELATED TO THE SECURITIES

     An investment in the Notes or Conversion Shares involves a high degree of risk. Accordingly, the following risk factors should be considered carefully in contemplating such an investment.

  Future Capital Needs

     See "-- Risks Related to Genzyme and the General Division -- Future Capital Needs." If future financing is needed and available, Genzyme may elect to obtain such financing in the form of Senior Indebtedness, to which the Notes would be subordinated.

  Subordination

     The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. Under the Indenture, generally, the Company is not permitted to pay the principal of, or premium, if any, or interest on or repurchase, redeem or otherwise retire any Notes in the event of a default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise, unless and until such payment default has been cured or waived or shall have ceased to exist, or, in the event of certain other defaults with respect to Senior Indebtedness, until the earlier of the date on which such default has been cured or waived or shall have ceased to exist, or the 179th day after notice of such default is given. In addition, the Notes are effectively subordinated to all of the creditors of the Company's subsidiaries, including trade creditors. As of March 31, 1998, the Company and its subsidiaries had an aggregate of $135,913,000 of consolidated indebtedness and other obligations that would have effectively ranked senior to the Notes. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries. See "DESCRIPTION OF NOTES -- Subordination."

     Upon any distribution of the assets of the Company pursuant to any insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the Notes will be subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. In addition, the Company may not repurchase any Notes in certain circumstances involving a Fundamental Change if at such time the subordination provision of the Indenture would prohibit the Company from making payments of principal in respect of the Notes.

  Limitations on Repurchase of Notes Upon a Fundamental Change

     In the event of a Fundamental Change, each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or any part of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would be able to pay the repurchase price for all Notes tendered. The Company's revolving credit agreement contains, and any future credit agreements or other agreements relating to the other indebtedness to which the Company becomes a party may contain, restrictions on or prohibitions of such repurchases. In the event a Fundamental Change occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Fundamental Change in and of itself may constitute an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "DESCRIPTION OF NOTES -- Subordination" and "RISK FACTORS -- Risks Related to the
Notes -- Subordination."

     The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "DESCRIPTION OF NOTES."

  Increased Leverage

     The sale of the Notes increased the ratio of the Company's total debt to total capitalization from 14%, at March 31, 1998, to 28% on a pro forma basis. As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.

  Absence of Public Market for the Notes

     There is no existing public market for the Notes and there can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of the holders to sell their Notes or the price at which holders of the Notes may be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, the price of the GGD Stock and the market for similar securities. The Notes have been designated for trading in the PORTAL Market; however, the Company has not applied, and does not intend to apply, for listing of the Notes on any securities exchange. Furthermore, Notes resold pursuant to this Registration Statement will no longer be eligible for trading in the PORTAL Market.

  Volatility of Prices; Absence of Dividends

     The market prices for Genzyme's securities have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and industry and market conditions in general may have a significant impact on the market price of Genzyme's securities, including the Notes and the GGD Stock. No cash dividends have been paid to date on GGD Stock, nor does Genzyme General anticipate paying cash dividends on such stock in the foreseeable future.

RISKS RELATED TO GENZYME TRACKING STOCK

     Prior to June 18, 1997, Genzyme had outstanding two classes of common stock, GGD Stock and GTR Stock. Effective June 18, 1997, the GGD Stock and GTR Stock were redesignated as separate series of a single class of common stock and a new series of the same class of common stock, GMO Stock, was issued. As a result, Genzyme currently has three series of common stock outstanding: GGD Stock, GTR Stock and GMO Stock, which are intended to reflect the value and track the performance of Genzyme's three operating divisions: Genzyme General, GTR and GMO. The Notes are convertible only into shares of GGD Stock. Accordingly, prospective purchasers of the Notes should carefully consider the following factors in evaluating an investment in the Notes.

  Stockholders of One Company; Financial Impacts on One Division Could Affect the Others

     Genzyme General, GTR and GMO are each divisions of Genzyme. Notwithstanding the allocation of Genzyme's products and programs among divisions for financial statement presentation purposes and allocation of equity interests, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of its divisions. Holders of each series of Genzyme common stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions. Prospective purchasers of the Notes should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of Genzyme General, which are included in the 1997 10-K and the Company's Quarterly Reports on Form 10-Q incorporated herein by reference. See "CERTAIN DOCUMENTS INCORPORATED BY REFERENCE."

  No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts

     Holders of each series of Genzyme common stock have only the rights of stockholders of Genzyme and, except in limited circumstances, do not have any rights specifically related to the division to which such series of common stock relates.

     The existence of separate series of common stock may give rise to occasions when the interests of holders of each series of Genzyme common stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of multiple series of common stock with divergent interests, Genzyme believes, based on the advice of counsel, that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme has been advised that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation, taking into account the interests of the holders of each series of common stock and the alternatives reasonably available, should represent an appropriate defense to any challenge by or on behalf of the holders of any series of common stock that such action could have a disparate effect on different series of common stock. However, a Massachusetts court hearing a case involving such a challenge may decide to apply principles of Massachusetts law other than those described above, or may develop new principles of Massachusetts law, in order to decide such a case.

     Disproportionate ownership interests of members of the Genzyme Board in any series of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each series of common stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such series were disproportionate or had disparate values. The Genzyme Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Genzyme Board on such matters.

  No Additional Separate Voting Rights

     Holders of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Restated Articles of Organization (the "Genzyme Charter"), and in the management and accounting policies adopted by the Genzyme Board, holders of each series of common stock have no right to vote on matters separately. Accordingly, except in limited circumstances, holders of shares of one series of common stock could not bring a proposal to a vote of the holders of that series of common stock only, but would be required to bring any proposal to a vote of all common stockholders.

     On all matters as to which common stockholders generally are entitled to vote, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote and each share of GMO Stock has, through December 31, 1998, .25 vote. On January 1, 1999 and on January 1 every two years thereafter, the number of votes to which each share of GTR Stock and GMO Stock is entitled will be adjusted to equal the ratio of the Fair Market Value (as defined herein) of one share of GTR Stock and GMO Stock, respectively, to the Fair Market Value of one share of GGD Stock as of such date. Fair Market Value as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange or other market on which such shares are then traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Genzyme Board.

     Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of each series of Genzyme common stock. If, when a stockholder vote is taken on any matter as to which a separate vote by each series is not required and the holders of any series of common stock would have more than the number of votes required to approve any such matter, the holders of that series would control the outcome of the vote on such matter. Holders of GGD Stock, GTR Stock and GMO Stock currently have approximately 91.1%, 7.7% and 1.2%, respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of common stockholders, the preferences of the holders of GGD Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of each series of Genzyme common stock materially changes. See "DESCRIPTION OF GENZYME CAPITAL STOCK -- Voting Rights."

  Exchange of GTR Stock and GMO Stock

     The Genzyme Board can, in its sole discretion, determine to exchange shares of GTR Stock and GMO Stock for cash or shares of GGD Stock (or any combination thereof) at a 30% premium over Fair Market Value of the GTR Stock or GMO Stock at any time. In addition, following a disposition of all or substantially all of the assets of GTR or GMO, the shares of GTR Stock or GMO Stock, as the case may be, are subject to mandatory exchange by Genzyme for cash and/or shares of GGD Stock at a 30% premium over Fair Market Value of such series of common stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of GTR Stock and GMO Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR or GMO. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Open Market Purchases of Shares of Common Stock" set forth in Exhibit 99.1 to the 1997 10-K.

  No Adjustment to Liquidating Distributions

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of each series of Genzyme common stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series. [On June 30, 1998,] each share of GGD Stock had 100 liquidation units, each share of GTR Stock had 58 liquidation units and each share of GMO Stock had 25 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions of Genzyme, the per share liquidating distribution to a holder of GGD Stock, GTR Stock or GMO Stock is not likely to correspond to the value of the assets of Genzyme General, GTR or GMO, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

  Management and Accounting Policies Subject to Change

     The Genzyme Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of the divisions of Genzyme, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Genzyme Board without the approval of Genzyme's stockholders, subject to the Genzyme Board's fiduciary duty to all holders of Genzyme's capital stock. The Genzyme Board may also adopt additional policies depending upon the circumstances. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit 99.1 to the 1997 10-K.

  Non-Compete Policy

     The Genzyme Board has adopted a policy providing that the Company will not develop products and services outside of GTR or GMO that compete with products and services being developed or sold by GTR or GMO, other than through joint ventures in which GTR or GMO participates. For a discussion of this and other matters regarding policies relating to the divisions, see "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit 99.1 to the 1997 10-K.

  Use of Operating Losses by Other Genzyme Divisions

     Genzyme's management and accounting policies provide that to the extent any division of Genzyme is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis for financial reporting purposes. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by a division will be allocated among the profitable divisions rather than carried forward to reduce the future tax liability of the division generating the losses. This could result in a division with losses (such as GTR and GMO currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if such division had retained its losses or other benefits in the form of a net operating loss carryforward. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions" set forth in Exhibit 99.1 to the 1997 10-K.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is calculated by dividing (x) the sum of (i) net income (loss) before income taxes and extraordinary credits and
(ii) fixed charges (excluding capitalized interest), by (y) fixed charges. Fixed charges consist of interest (expensed and capitalized), amortization of debt issuance costs and conversion features, and the estimated interest portion of rent expense. The Company's consolidated ratio of earnings to fixed charges for the fiscal years ended December 31, 1994, 1995 and 1997 were 2.6x, 3.5x and 2.3x, respectively; and the consolidated ratio of earnings to fixed charges for the three months ended March 31, 1998 was 2.1x. The ratio of earnings to fixed charges is not presented for the years ended December 31, 1993 and 1996 because in such years fixed charges exceeded earnings (as set forth above) by $17.4 million and $72.3 million, respectively, due primarily to (i) in 1993, charges for in-process research and development of $49.0 million and charges for goodwill impairment and restructuring costs of $26.5 million and (ii) in 1996, charges for in-process research and development of $130.6 million.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Notes or the shares of GGD Common Stock offered hereby.

                                 CAPITALIZATION

     The following table sets forth cash, cash equivalents, short- and long-term investments and capitalization of the Company as of March 31, 1998, actual and as adjusted for the initial sale of the Notes:

                                                                AS OF MARCH 31, 1998
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                               (DOLLARS IN THOUSANDS,
                                                                  EXCEPT PAR VALUE)
Cash, cash equivalents, short- and long-term
  investments(1)............................................  $  255,182    $  498,632
                                                              ==========    ==========
Long-term debt less current maturities:
Revolving credit facility(2)................................  $  113,000    $  113,000
Convertible subordinated notes offered hereby...............          --       250,000
Other long-term debt........................................      22,233        22,233
Convertible debentures, net(3)..............................      31,285        31,285
                                                              ----------    ----------
     Total long-term debt less current maturities...........     166,518       416,518
Stockholders' equity(4):
Genzyme General Division Common Stock, $.01 par value
  200,000,000 shares authorized; 78,387,907 issued..........         784           784
Genzyme Tissue Repair Division Common Stock, $.01 par value
  40,000,000 shares authorized; 20,145,650 issued and
  outstanding...............................................         201           201
Genzyme Molecular Oncology Division Common Stock, $.01 par
  value 40,000,000 shares authorized; 3,928,572 issued and
  outstanding...............................................          39            39
Additional paid-in capital -- Genzyme General...............     905,601       905,601
Additional paid-in capital -- Genzyme Tissue Repair.........     171,259       171,259
Additional paid-in capital -- Genzyme Molecular Oncology....      34,545        34,545
Treasury stock -- at cost Genzyme General Division Common
  Stock, 106,358 shares.....................................        (901)         (901)
Accumulated deficit.........................................     (68,562)      (68,562)
Foreign currency translation adjustments....................     (13,147)      (13,147)
Unrealized net gains on investments.........................       1,776         1,776
                                                              ----------    ----------
     Total stockholders' equity.............................   1,031,595     1,031,595
                                                              ----------    ----------
          Total capitalization..............................  $1,198,113    $1,448,113
                                                              ==========    ==========

---------------
(1) Cash, cash equivalents, short- and long-term investments excludes investments in equity securities.

(2) This credit line is with a group of banks and allows borrowing by the Company up to $225.0 million (the "Revolving Credit Facility"). As of March 31, 1998, Genzyme had $113.0 million outstanding under the Revolving Credit Facility.

(3) In February 1997, GTR raised $13.0 million (before fees and expenses) through the private placement of a 5% convertible note (the "GTR Note") due February 27, 2000 to an affiliate of Credit Suisse First Boston Corporation. The GTR Note is convertible into shares of GTR Stock, at the option of the holder, at a discount to the market price for such shares. In the first quarter of 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $13.0 million face value by a charge to interest expense of $1.5 million over the term of the initial 15 month conversion period. As of March 31, 1998, GTR had accreted $1.4 million of the value of the conversion feature.

    In August 1997, GMO raised $20.0 million (before offering discounts and expenses) through the private placement of 6% convertible debentures (the "GMO Debentures") due August 28, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering the initial public offering of GMO Stock

    (the "GMO IPO") at a discount to the market price for such shares. In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to the interest expense of $3.5 million over the term of the initial 15 month conversion period. As of March 31, 1998, GMO had accreted $1.1 million of the value of the conversion feature.

    If the effective date of the GMO IPO does not occur before August 29, 1998, at the holders' option, the GMO Debentures may be exchanged for 5% convertible debentures (the "GGD Debentures") due 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million, at the holders' option, 50% of the GMO Debentures may be exchanged for the GGD Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange. The GGD Debentures, if issued, will be convertible at the option of the holder at any time prior to maturity into shares of GGD Stock at a 13% premium to the average closing bid price of GGD Stock as reported by the Nasdaq National Market for the five trading days immediately preceding the issue date.

(4) Excludes (i) 12,683,417 shares of GGD Stock reserved for issuance upon exercise of outstanding stock options and warrants, (ii) 2,711,188 and 833,774 outstanding shares of GTR Stock reserved for issuance upon exercise of outstanding stock options and GTR Designated Shares (as defined herein), respectively, and (iii) 870,305 and 6,000,000 shares of GMO Stock reserved for issuance upon exercise of outstanding stock options and GMO Designated Shares (as defined herein), respectively.

                    DESCRIPTION OF REVOLVING CREDIT FACILITY

     In November 1996, Genzyme refinanced its existing $215.0 million line of credit with a Revolving Credit Facility made available through a group of commercial banks administered by Fleet National Bank. Under the terms of the Revolving Credit Facility, Genzyme may request loans up to a maximum aggregate principal amount outstanding at any time of $225.0 million. Amounts drawn under this facility may be allocated to Genzyme General, GTR or GMO. As of March 31, 1998, Genzyme had $113.0 million of debt outstanding under the Revolving Credit Facility, which had been allocated $95.0 million to Genzyme General and $18.0 million to GTR. Amounts borrowed under the Revolving Credit Facility are payable on November 15, 1999. In December 1996, Genzyme entered into an interest rate swap contract (the "Interest Rate Swap Contract") to effectively convert the variable interest rate on $100.0 million of borrowings under the Revolving Credit Facility to fixed interest rates. Net payments made or received under the Interest Rate Swap Contract are recorded as interest expense.

     The Revolving Credit Facility imposes certain financial covenants and other restrictions that, among other things, require Genzyme to maintain certain levels of earnings, liquidity and leverage ratios and limit Genzyme's and its subsidiaries' ability to (i) incur additional indebtedness, (ii) incur liens on their property, (iii) make certain investments, (iv) engage in certain sales of assets, (v) engage in acquisitions that do not meet specified criteria and (vi) enter into certain transactions of merger or consolidation. If Genzyme defaults on the covenants, the Revolving Credit Facility is payable on demand. In connection with the offering of the Notes, the Revolving Credit Facility was amended to permit the issuance of the Notes.

     The stock of Genzyme Securities Corporation is pledged as collateral for the Revolving Credit Facility.

     Amounts borrowed under the Revolving Credit Facility bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the credit agreement As of March 31, 1998, the interest rate on amounts outstanding under the Revolving Credit Facility was approximately 6.06%. Genzyme pays a commitment fee ranging from .15% to .375% on the unused portion of the Revolving Credit Facility.

     Amounts owed under the Revolving Credit Facility represent Senior Indebtedness, as defined in the Indenture relating to the Notes.

                              DESCRIPTION OF NOTES

     The Notes were issued under an Indenture dated as of May 22, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"). A copy of the Indenture is included as an exhibit to the Registration Statement of which this Prospectus forms a part. The statements under this caption relating to the Indenture and the Notes are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The terms of the Notes include those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, the term "Company" means only Genzyme Corporation and not its subsidiaries.

GENERAL

     The Notes are general unsecured obligations of the Company limited to an aggregate principal amount of $250,000,000. The Notes bear interest at an annual rate of 5 1/4%, mature on June 1, 2005 (unless earlier redeemed at the option of the Company, converted into GGD Stock at the option of the holder or repurchased by the Company at the option of the holder upon a Fundamental Change) and are subordinated obligations of the Company. Interest is payable semiannually, on June 1 and December 1, commencing December 1, 1998, to the registered holders of record on the preceding May 15 and November 15, respectively. Interest is calculated on the basis of a 360-day year of twelve 30-day months. Although the Notes are general obligations of the Company, principal and interest is paid from funds allocated for financial statement presentation purposes to Genzyme General. Holders of the Notes have no specific claim against the assets attributable to Genzyme General.

     See "-- Book-Entry; Delivery and Form" for information regarding the form, documents and mechanics for transferring the Notes.

     The Indenture contains no restrictions on the payment of dividends or the repurchase of securities of the Company or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase at Option of Holder Upon a Fundamental Change."

CONVERSION RIGHTS

     The Notes are convertible at their principal amount into GGD Stock at any time prior to the business day prior to redemption or the business day prior to maturity, in whole or from time to time in part (in denominations of $1,000 and integral multiples thereof), at the option of the holder thereof, initially at a conversion price of $39.60, subject to adjustment as described below.

     The right of conversion attaching to any Note may be exercised (a) if such
Note is represented by a Global Note, by book-entry transfer to the conversion agent (which will initially be the Trustee) through the facilities of DTC, or
(b) if such Note is represented by a definitive Note, by delivery of such Note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the Conversion Agent. The conversion date is the date on which the Note and all of the items required for conversion have been so delivered and the requirements for conversion have been met. A holder delivering a Note for conversion is required to pay any taxes or duties payable in respect of the issue or delivery of the GGD Stock upon conversion in a name other than that of the holder.

     The conversion privilege and price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of capital stock of the Company as a dividend (or other distribution) on the GGD Stock, (ii) the distribution to all holders of GGD Stock of rights or warrants entitling them to subscribe for or purchase GGD Stock at less than the current market price (as defined in the Indenture) on the record date for such issuance, (iii) subdivisions, combinations and certain reclassifications of GGD Stock, (iv) certain distributions to all holders of GGD Stock of cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) or (ii) above or (v) below), (v) a dividend or other distribution consisting exclusively of cash to all holders of GGD Stock, excluding (A) cash dividends that do not exceed the per share amount of the immediately preceding regular cash dividend (as adjusted to reflect any of the events referred to in clauses (i) through (vi) of this sentence) and (B) cash dividends to the extent that the annualized per share amount thereof does not exceed 15% of the current market price of GGD Stock as of the trading day immediately preceding the date of declaration of such dividend; and (vi) payment to holders of GGD Stock in respect of a tender or exchange offer (other than an odd-lot offer) by the Company or any subsidiary of the Company for GGD Stock at a price in excess of 110% of the current market price of GGD Stock on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     No adjustment in the conversion price is required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company from time to time may voluntarily reduce the conversion price for a period of at least twenty days. Fractional shares of GGD Stock will not be issued upon conversion, but, in lieu thereof, the Company will issue a check for the current market value of such fractional shares rounded to the nearest cent based upon the market price of the GGD Stock. No payment or adjustment will be made for interest accrued on a converted Note or for dividends or distributions on any GGD Stock issued upon conversion of any Note.

     Subject to the rights of holders of the Notes described below under "-- Repurchase at Option of Holder Upon a Fundamental Change," if the Company consolidates with or merges into, or transfers or leases all or substantially all of its assets to, any person, or is a party to a merger that reclassifies or changes its outstanding GGD Stock, the holder of each Note then outstanding shall after such consolidation, merger, transfer or lease have the right to convert such Note into the kind and amount of shares of securities, cash or other assets that such holder would have been entitled to receive upon such consolidation, merger, transfer or lease if such holder had held the GGD Stock issuable upon the conversion of such Note immediately prior to such consolidation, merger, transfer or lease (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of nonelecting shares).

REDEMPTION AT THE COMPANY'S OPTION

     The Notes may not be redeemed prior to June 10, 2001 and are redeemable, subject to the subordination provisions described below, on such date and thereafter at the option of the Company, as a whole or from time to time in part, at the following prices (expressed as percentages of the principal amount) plus accrued interest to, but not including, the redemption date: 102.63% if redeemed on or before May 31, 2002 and thereafter as follows if redeemed during the 12-month period beginning on June 1 of the years set forth below:

YEAR                                                PERCENTAGE
----                                                ----------
2002............................................      101.75%
2003............................................      100.88%
2004............................................      100.00%

     Notice of redemption at the Company's option will be mailed at least 30 days, but not more than 60 days, before the redemption date to the address of each holder of Notes to be redeemed as set forth in the note register. If fewer than all the Notes are to be redeemed, selection of Notes for redemption will be made by the Trustee by lot, or in its discretion, on a pro rata basis (unless the Company specifically directs the Trustee otherwise) in integral multiples of $1,000. If any Notes are to be redeemed in part only, the notice of redemption relating to such Notes shall state the portion of the principal amount to be redeemed. In that case, new Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon surrender to the Trustee of the original Notes.

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE

     If a Fundamental Change occurs, each holder of Notes has the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") selected by the Company that is not less than ten nor more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the Notes, plus accrued interest to the Repurchase Date.

     The Company may not purchase any Note pursuant to the preceding paragraph at any time when the subordination provisions of the Indenture otherwise would prohibit the Company from making payments of principal in respect of the Notes.

     Unless the Company shall previously have called for redemption of all of the Notes, within 30 days after the occurrence of a Fundamental Change, the Company is obligated to deliver to the Trustee and mail (or cause the Trustee to mail) to all holders of record of the Notes a notice (the "Company Notice") describing, among other things, the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must cause a copy of the Company Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the repurchase right, a holder of Notes must, on or before the date which is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Company Notice (the "Final Surrender Date"), give irrevocable written notice of the holder's exercise of such right and surrender the Notes (if such Note is represented by a Global Note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to the Company, at any place where principal is payable. The submission of such notice together with such Notes pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless the Company fails to repurchase the Notes on the repurchase date) and the right to convert the Notes will expire upon such submission.

     The term "Fundamental Change" means any of the following:

          (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Shares (as defined below) of the Company entitled to exercise more than 50% of the total voting power of all outstanding Voting Shares of the Company (including any right to acquire Voting Shares that are not then outstanding of which such person or group is deemed the beneficial owner); or

          (ii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

          (iii) any consolidation of the Company with, or merger of the Company into, any other person, any merger of another person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another person (other than (a) a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of GGD Stock, (b) a merger which is effected solely to change the jurisdiction of incorporation of the Company or (c) any consolidation with or merger of the Company into a wholly owned subsidiary of the Company, or any sale or transfer by the Company of all or substantially all of its assets to one or more of its wholly owned subsidiaries, in any one transaction or a series of transactions, provided, in any such case, that the resulting corporation or each such subsidiary assumes or guarantees the Company's obligations under the Notes, provided, however, that a Fundamental Change shall not occur with respect to any such transaction if either (i) the last sale price of the GGD Stock for any five trading days during the ten trading days immediately preceding the public announcement by the Company of such transaction is at least equal to 105% of the conversion price in effect on such trading day or (ii) the consideration in such transaction to the holders of GGD

     Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of the transaction) is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction.

     "Voting Shares" is defined to mean all outstanding shares of any class or series (however designated) of capital stock entitled to vote generally in the election of members of the Board of Directors and includes, without limitation, the GGD Stock, the GTR Stock and the GMO Stock.

     The right to require the Company to repurchase the Notes as a result of the occurrence of a Fundamental Change could create an event of default under existing or future Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "-- Subordination." Failure by the Company to repurchase the Notes when required will result in an Event of Default (as defined below) with respect to the Notes whether or not such repurchase is permitted by the subordination provisions.

     The holders' repurchase right upon the occurrence of a Fundamental Change could, in certain circumstances, make more difficult or discourage a potential takeover of the Company and, thus, removal of incumbent management. The Fundamental Change repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of GGD Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Instead, the Fundamental Change purchase feature is a standard term contained in other similar debt offerings and the terms of such feature have resulted from negotiations between the Company and the Initial Purchasers.

     The Company could in the future enter into certain transactions, including highly leveraged recapitalizations, that would not constitute a Fundamental Change and would, therefore, not provide the holders with the protection of requiring the Company to repurchase the Notes.

     Rule l3e-4 under the Exchange Act requires the dissemination of certain information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

SUBORDINATION

     The payment of the principal of, and premium, if any, and interest on, the Notes is subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness, as defined in the Indenture. In addition, the Notes are effectively subordinated in right of payment to third party indebtedness of the Company's subsidiaries. As of March 31, 1998, the Company and its subsidiaries had an aggregate of $135,913,000 of consolidated indebtedness and other obligations that would have ranked senior to the Notes. Upon the maturity of Senior Indebtedness, whether by acceleration or otherwise, or any distribution of assets of the Company resulting from any liquidation, dissolution, winding up, reorganization or any insolvency proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full before the holders of the Notes will be entitled to receive any payment of the principal of, or premium, if any, or interest on, the Notes. Upon the happening of a default or event of default in the payment of the principal, premium, if any, or interest on the Senior Indebtedness, then, unless such default or event of default has been cured or waived or shall have ceased to exist, no payment shall be made by the Company with respect to the principal, premium, if any, or interest on (or otherwise in respect of) the Notes or to acquire any of the Notes. Upon the happening of a default or event of default in respect of the Senior Indebtedness (other than a default or event of default in payment of the principal, premium, if any, or interest on the Senior Indebtedness) and if the Trustee and the Company receives a notice of such default or event of default from the holders of the Senior Indebtedness or their representative (a "Payment Blockage Notice"), then no payment shall be made by the Company with respect to the principal, premium, if any, or interest on (or otherwise in respect of) the Notes until the earlier of (i) the date on which such default or event of default shall have been cured or waived or shall have ceased to exist or (ii) the 179th day after the date of such receipt of such Payment Blockage Notice. No more than one Payment Blockage Notice shall be effective during any 365 consecutive day period. No such default or event of default that existed upon first delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default or event of default shall have been cured or waived for a period of 180 consecutive days. See "RISK FACTORS -- Risks Related to the Notes -- Subordination" and
"-- Limitations on Repurchase of Notes Upon a Fundamental Change." By reason of such subordination, in the event of insolvency, holders of the Notes may recover less, ratably, than other creditors of the Company.

     "Senior Indebtedness" is defined to mean: (a) the principal of, interest (including interest during bankruptcy and similar proceedings) on and any other amounts owing with respect to (i) any indebtedness of the Company, now or hereafter outstanding, in respect of borrowed money (other than the Notes), (ii) any indebtedness of the Company, now or hereafter outstanding evidenced by a bond, note, debenture, capitalized lease, letter of credit reimbursement agreement or other similar instrument, (iii) any other written obligation of the Company, now or hereafter outstanding. to pay money issued or assumed as all or part of the consideration for the acquisition of property, assets or securities and (iv) any guaranty or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire, to supply or advance funds or to become liable with respect to (directly or indirectly), any indebtedness or obligation of any person of the type referred to in the preceding subclauses (i), (ii) and (iii) now or hereafter outstanding and (b) any refundings, renewals or extensions of any indebtedness or other obligation described in clause (a); unless, in the case of any of the foregoing, the instrument, lease or other document creating or evidencing the same expressly provides that such indebtedness or obligation by its terms is not senior in right of payment to the Notes. The Indenture does not contain any limitation or restriction on the issuance of Senior Indebtedness or other indebtedness or securities of the Company or its subsidiaries.

     The Indenture permits the Trustee and any paying agent to become a creditor of the Company and to own Notes and does not preclude the Trustee or any such paying agent from enforcing its rights as a creditor, including rights as a holder of Senior Indebtedness. See "-- Concerning the Trustee."

     In the event that any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of the subordination provisions of the Indenture in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company and shall pay it over to them as their interests may appear.

     Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company and would be subject to judicial power to subordinate the Company's claim to those of other creditors of such subsidiary in certain cases.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties under the Indenture. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default: (a) a default in the payment of any interest on any Note continues for 30 days or more after such payment is due, whether or not such payment is prohibited by the subordination provisions of the Indenture, (b) a default in the payment of principal of or premium, if any, on any Note or of the repurchase price in respect of any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture,
(c) a default in the performance of any other covenant or agreement of the Company in the Indenture that continues for 60 days after written notice to the Company by the Trustee or the holders of at least 25% in principal amount of outstanding Notes, (d) failure by the Company to make any payment when due, including any applicable grace period, in respect of indebtedness for borrowed money of the Company, which payment is in an amount in excess of $20.0 million, (e) default by the Company with respect to any indebtedness for borrowed money of the Company, which default results in acceleration of any such indebtedness which is in an amount in excess of $20.0 million, and (f) certain events of bankruptcy, insolvency or reorganization.

     If an Event of Default shall occur and be continuing and if it is known to the Trustee, the Trustee is required to mail to each holder of the Notes a notice of the Event of Default within 90 days after such default occurs. Except in the case of a default in payment of the principal of or premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the holders of the Notes.

     If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Notes may declare the principal of, and accrued interest on, all the Notes to be due and payable immediately. If the Event of Default relates to bankruptcy, insolvency or reorganization, the Notes shall automatically become due and payable immediately, subject to applicable law.

     Holders of the Notes may not enforce the Indenture or Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the Notes, unless the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest on, any Note or a failure to comply with certain provisions of the Indenture relating to conversion of the Notes.

     The Company is required to furnish the Trustee annually with a certificate as to its compliance with the conditions and covenants provided for in the Indenture.

DISCHARGE

     The Indenture provides that the Company may terminate its obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation if the Company has paid all sums payable by it under the Indenture. At any time within one year before the maturity of the Notes or the redemption of all the Notes, the Company may terminate its substantive obligations under the Indenture, other than its obligations to pay the principal of, and interest on, the Notes, by depositing with the Trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the Notes when due.

MERGER AND CONSOLIDATION

     The Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market, (ii) the successor assumes all the obligations of the Company under the Notes and the Indenture (except under certain circumstances, conversion obligations) and enters into a supplemental indenture and (iii) after such transaction no Event of Default exists.

MODIFICATION AND WAIVER

     Subject to certain exceptions, supplements of and amendments to the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes. Without the consent of any holders of the Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of the Company's obligations to holders of the Notes and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the Indenture or to make any change that does not materially adversely affect the rights of any holder of the Notes. Without the consent of the holders of each Note affected thereby, an amendment, supplement or waiver may not (a) change the stated maturity date of the principal of, or interest on, any Note, or adversely affect the right to convert any Note, (b) reduce the principal amount or repurchase price of, or interest or premium, if any, on, any Note, (c) change the currency for payment of principal of, or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) modify the subordination provisions of the Indenture in a manner adverse to the holders, (f) reduce the above stated percentage of outstanding Notes necessary to amend or supplement the Indenture or waive defaults or compliance or (g) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent and registrar ("Registrar") with regard to the Notes. The Company and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide the Company with banking and financial services in the ordinary course of their business.

     In case an Event of Default shall occur (and shall not be cured) and holders of the Notes have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless the holders shall have offered to the Trustee indemnity reasonably satisfactory to it.

GOVERNING LAW

     The Indenture and Notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of law principles.

BOOK-ENTRY; DELIVERY AND FORM

     The Depository Trust Company ("DTC") will act as securities Depositary for the Notes. The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof. The Notes are evidenced by the Global Notes deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as DTC's partnership nominee. Record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participating organizations ("Participants").

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE. THE LAWS OF SOME STATES REQUIRE

THAT CERTAIN PERSONS TAKE PHYSICAL DELIVERY IN DEFINITIVE FORM OF SECURITIES THAT THEY OWN. CONSEQUENTLY, THE ABILITY TO TRANSFER BENEFICIAL INTERESTS IN A GLOBAL NOTE TO SUCH PERSONS MAY BE LIMITED TO THAT EXTENT. BECAUSE DTC CAN ACT ONLY ON BEHALF OF THE PARTICIPANTS, WHICH IN TURN ACT ON BEHALF OF THE INDIRECT PARTICIPANTS AND CERTAIN BANKS, THE ABILITY OF A PERSON HAVING BENEFICIAL INTERESTS IN A GLOBAL NOTE TO PLEDGE SUCH INTERESTS TO PERSONS OR ENTITIES THAT DO NOT PARTICIPATE IN THE DTC SYSTEM, OR OTHERWISE TAKE ACTIONS IN RESPECT OF SUCH INTERESTS, MAY BE AFFECTED BY THE LACK OF A PHYSICAL CERTIFICATE EVIDENCING SUCH INTERESTS.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the Notes. If less than all of the Notes are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

     Although voting with respect to the Notes is limited to the holders of record of the Notes, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Notes. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments of principal of and any premium and interest on the Notes will be made by the Trustee to Cede & Co., as DTC's partnership nominee. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities Depositary with respect to any of the Notes at any time by giving reasonable notice to the Company. In the event that a successor securities Depositary is not obtained, definitive certificates representing such Notes are required to be printed or delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor Depositary).

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be accurate, but the Company assumes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depository for the Global Note and the Company thereupon fails to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes and shares of GGD Stock issuable upon conversion of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular investor's decision to purchase the Notes or acquire shares of GGD Stock issuable upon conversion of the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations and persons holding the Notes as a position in a "straddle", hedge, conversion transaction or otherwise as an integrated investment) may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes pursuant to this Prospectus and hold the Notes and will hold GGD shares as "capital assets" within the meaning of Section 1221 of the Code.

     PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE GGD STOCK.

     As used herein, the term "United States Holder" means a beneficial owner of the Notes that is, for United States federal income tax purposes, (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A "Non-United States Holder" is any holder of Notes that is not a United States Holder.

                             UNITED STATES HOLDERS

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such United States Holder's regular method of accounting for United States federal income tax purposes.

CONVERSION OF NOTES INTO GGD STOCK

     In general, a United States Holder will not recognize income, gain or loss upon a conversion of the Notes into shares of GGD Stock except with respect to cash received in lieu of a fractional share of GGD Stock. Such holder's adjusted tax basis in the GGD Stock received on conversion of a Note will equal the holders's adjusted tax basis in the Note at the time of conversion, reduced by the portion of the adjusted tax basis of the Note allocated to any fractional share of GGD Stock exchanged for cash. A United States Holder's holding period in the GGD Stock received on conversion of Notes will include the period during which the converted Notes were held.

     Cash received in lieu of a fractional share of GGD Stock upon conversion of a Note will be treated as a payment in exchange for the fractional share of GGD Stock. Accordingly, the receipt of cash in lieu of a fractional share of GGD Stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share interest.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "DESCRIPTION OF NOTES -- Conversion Rights." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the United States Holders of the Notes as having received a constructive distribution, taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price, or failure to make such an adjustment, that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of GGD Stock) increase the proportionate interest of a holder of Notes in the fully diluted GGD Stock, whether or not such holder ever exercises its conversion privilege. Generally, a United States Holder's tax basis in a Note will be increased by the amount of any such constructive dividend.

     The Company believes that the GGD Stock should be treated as common stock of the Company. United States Holders should be aware, however, that there are no United States federal income tax regulations, court decisions or published IRS rulings bearing directly on the characterization of the GGD Stock. In addition, the IRS has announced that it will not issue any advance rulings regarding the United States federal income tax consequences of stock such as the GGD Stock that has certain voting and liquidation rights in an issuing corporation, but whose dividend rights are determined by reference to the earnings and profits of a segregated portion of the issuing corporation's assets. It is possible that the IRS might take the position that the GGD Stock represents property other than stock of the Company, with the result that (i) a portion of the purchase price of the Notes could be allocated to the conversion right, potentially resulting in the Notes being issued with original issue discount, and (ii) the conversion of Notes into shares of GGD Stock would be a taxable transaction.

MARKET DISCOUNT

     Under the market discount rules, if a United States Holder purchases a Note at market discount (i.e., at a price below its principal amount) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a straight-line basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Any accrued market discount not previously taken into income prior to a conversion of a Note, however, should (under Treasury Regulations not yet issued) carry over to the GGD Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such GGD Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a United States Holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

AMORTIZABLE BOND PREMIUM

     If a United States Holder of a Note acquires a Note at a cost that is in excess of its principal amount, the United States Holder may elect under Section 171 of the Code to amortize the excess cost (as an offset to interest income) on a constant interest rate basis over the term of such Note. (If a smaller amortization allowance would result, the amortization is determined instead by reference to an earlier call date and price.) If the United States Holder makes an election to amortize bond premium, the tax basis of all such holder's Notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by the electing purchaser and cannot be revoked without permission from the Service. On conversion of a Note into shares of GGD Stock, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to the United States Holder's basis in the GGD stock received.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     Each United States Holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of the Notes (not including a conversion of the Notes into GGD Stock) equal to the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each United States Holder of GGD Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange or other disposition of the GGD Stock measured under rules similar to those described in the preceding sentence for the Notes. Any such gain or loss recognized on the sale, exchange, repurchase, retirement or other disposition of a Note or share of GGD Stock should generally be capital gain or loss (except as discussed under "-- Market Discount" above), and would be subject to tax at the short-term, mid-term or long-term capital gain tax rate, depending on the period for which the Notes are held. A United States Holder's initial tax basis in a Note will be the purchase price paid therefor. The deductibility of capital losses is subject to limitation.

DISTRIBUTIONS

     Distributions, if any, made on any GGD Stock received upon conversion of the Notes generally will be includable in the income of a United States Holder as ordinary income to the extent of the Company's current and accumulated earnings and profits. Such distributions may be eligible for the dividends-received deduction in the case of United States Holders that are domestic corporations, subject to applicable limitations.

     To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of capital until the United States Holder's adjusted basis in the GGD Stock is reduced to zero, and the balance in excess of adjusted basis will be taxed as capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A United States Holder of Notes or GGD Stock may be subject to backup withholding at a rate of 31% with respect to certain reportable payments, including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes or proceeds of the sale of the Notes or the GGD Stock. These backup withholding rules apply if the holder, among other things,
(i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A United States Holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a United States Holder under the backup withholding rules is creditable against such holder's United States federal income tax liability, provided the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established.

     The Company will report to the United States Holders of Notes and GGD Stock and to the IRS the amount of any reportable payments for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                           NON-UNITED STATES HOLDERS

PAYMENT OF INTEREST

     Generally, interest income of a Non-United States Holder that is not effectively connected with a United States trade or business or attributable to a permanent establishment in the United States will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a Note by the Company or any Paying Agent to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore, subject to the discussion of backup withholding below, will not be subject to United States federal income tax or withholding tax, provided that (i) the Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-United States Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (iii) the Non-United States

Holder is not a bank which acquired the Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with a Form W-8 (or a suitable substitute form) that includes its name and address and certifies that it is not a United States person or (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business certifies to the Company or its agent, under penalties of perjury, that such a Form W-8 (or a suitable substitute) statement has been received by it from the Non-United States Holder or a qualifying intermediary and furnishes to the Company or its agent a copy thereof.

     Recently adopted Treasury regulations (the "Withholding Regulations") will change the methods for satisfying the certification requirement described in clause (iv) above. The Withholding Regulations also will require, in the case of Notes held by a foreign partnership that (i) this certification generally be provided by the partners rather than by the foreign partnership and (ii) the foreign partnership provide certain information, including a United States employer identification number. A look-through rule would apply in the case of tiered partnerships. The Withholding Regulations are effective for payments made after December 31, 1999.

     A Non-United States Holder will generally be subject to tax in the same manner as a United States corporation or resident with respect to interest income if it is effectively connected with the conduct of trade or business in the United States (or is attributable to a permanent establishment in the United States, if a tax treaty applies). Such income received by a Non-United States Holder that is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

     To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected to a U.S. trade or business, the Non-United States Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. Under the Withholding Regulations, the Non-United States Holder would need to provide a properly executed Form W-8 in either instance.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of Notes unless (i) the Non-United States Holder is an individual who was present in the United States for 183 days or more during the taxable year and to whom such gain is U.S. source, (ii) the gain is effectively connected with the conduct of a trade or business of the holder in the United States (or is attributable to a permanent establishment in the United States, if a tax treaty applies), (iii) the Non-United States Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates or, (iv) under certain circumstances, which the Company does not expect to be applicable, the Note is a "United States real property interest," within the meaning of section 897 of the Code.

CONVERSION OF NOTES INTO GGD STOCK

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into GGD Stock by a Non-United States Holder, except with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a Note, where any of the conditions described above under "Non-United States Holders -- Sale, Exchange or Retirement of Notes" is satisfied.

SALE OR EXCHANGE OF GGD STOCK

     A Non-United States Holder will generally not be subject to United States federal income tax or withholding tax on the sale or exchange of GGD Stock unless any of the conditions above under "Non-United States Holders -- Sale, Exchange or Retirement of Notes" is satisfied.

DIVIDENDS ON THE GGD STOCK

     Under current Treasury Regulations, dividends paid on shares of GGD Stock held by a Non-United States Holder and not effectively connected with the conduct of a trade or business in the United States (or attributable to a permanent establishment in the United States) by such holder will generally be subject to United States withholding tax at a rate of 30%, or such lower rate as may be provided by an applicable tax treaty, but generally will not be subject to any additional information reporting or backup withholding.

     Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder will be subject to tax in the same manner as a United States Holder on dividends paid that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder (or is attributable to a permanent establishment in the United States, if a tax treaty applies). If such Non-United States Holder is a foreign corporation, it may also be subject to a United States "branch profits tax" on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under the Withholding Regulations, effective for payments made after December 31, 1999, a holder who is not a United States person who wishes to claim the benefit of an applicable tax treaty rate will be required to satisfy applicable certification requirements. In the case of GGD Stock held by a foreign partnership, the Withholding Regulations will require that (i) this certification generally be provided by the partners rather than by the foreign partnership and (ii) the foreign partnership provide certain information, including a United States employer identification number. A look-through rule would apply in the case of tiered partnerships.

DEATH OF A NON-UNITED STATES HOLDER

     A Note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

     GGD Stock actually or beneficially held (other than through a foreign corporation) by a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers or transferred by gift within three years of death) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     United States information reporting requirements and backup withholding tax will not apply to payments on a Note to a Non-United States Holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

     Under current Treasury Regulations, information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a Note or any payment of the proceeds of the sale of GGD Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States or (iii) a controlled foreign corporation for United States federal income tax purposes. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Note provides the statement described in "Non-United States
Holders -- Payment of Interest" or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on GGD Stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the Holder is a United States person. However, under the Withholding Regulations, dividend payments made after December 31, 1999 will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the Withholding Regulations.

                      DESCRIPTION OF GENZYME CAPITAL STOCK

     The following descriptions are qualified in their entirety by reference to the Genzyme Charter which is an exhibit to the Registration Statement of which this Prospectus forms a part.

INTRODUCTION

     Genzyme is authorized to issue 390 million shares of common stock, of which 200 million shares have been designated GGD Stock, 40 million shares have been designated GTR Stock, 40 million shares have been designated GMO Stock and 110 million shares remain undesignated as to series. In addition, Genzyme is authorized to issue 10 million shares of preferred stock. Each designated series of Genzyme common stock has the voting powers, qualifications and rights described below.

DIVIDENDS

     Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on Genzyme common stock in the foreseeable future.

     Dividends on each series of Genzyme common stock may be declared and paid only out of the lesser of funds of Genzyme legally available therefor and the Available GGD Dividend Amount (with respect to the GGD Stock), the Available GTR Dividend Amount (with respect to the GTR Stock) or the Available GMO Dividend Amount (with respect to the GMO Stock)(each term as defined below). Under the Massachusetts Business Corporation Law (the "MBCL"), the payment of dividends is permitted if the corporation is not insolvent, the dividend payment does not render the corporation insolvent, and the dividend payment does not violate the corporation's articles of organization. Subject to such limitations, the Genzyme Board may, in its sole discretion, declare and pay dividends exclusively on any series of Genzyme common stock, in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each series, the respective voting and liquidation rights of each series, the amounts of prior dividends declared on each series or any other factor.

     As stated above, in addition to the statutory limitations under the MBCL, dividends on the GGD Stock, the GTR Stock and the GMO Stock are limited to an amount not in excess of the Available GGD Dividend Amount, the Available GTR Dividend Amount or the Available GMO Dividend Amount, respectively. The "Available Dividend Amount" with respect to a particular series of Genzyme common stock is defined to mean generally the greater of

     (i) the excess of

          (a) the greater of

             (X) the fair value of the net assets allocated to the division represented by such series of Genzyme common stock and

             (Y) an amount equal to stockholders' equity allocated to such division as of June 30, 1994, in the case of the GGD Stock and the GTR Stock, and September 30, 1996, in the case of the GMO Stock, increased or decreased, as appropriate, to reflect, after such date

                (1) the net income or loss of such division,

                (2) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to such division, but excluding dividends or other distributions paid in shares of capital stock attributed to such division to the holders thereof and

                (3) any other adjustments to the stockholders' equity of such division made in accordance with generally accepted accounting principles, over

          (b) the aggregate par value of all outstanding shares of capital stock attributed to such division and

     (ii) the amount legally available for the payment of dividends determined in accordance with Massachusetts law applied as if such division were a separate corporation.

EXCHANGE OF GTR STOCK AND GMO STOCK

     The GTR Stock or the GMO Stock may be exchanged for any combination of cash and/or GGD Stock upon the terms described below. Genzyme cannot predict the impact on the market prices of each series of Genzyme common stock of its ability to effect such exchanges.

     OPTIONAL EXCHANGE. The Genzyme Board may at any time exchange all outstanding shares of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GTR Stock or GMO Stock, as the case may be, such Fair Market Value being determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such exchange.

     The foregoing provision allows Genzyme the flexibility to redeem all outstanding shares of GTR Stock and/or GMO Stock and leave outstanding one or two series of Genzyme common stock that would, collectively, represent the residual equity interest in all of Genzyme's businesses. The optional exchange could be exercised at any future time if the Genzyme Board determined that, under the facts and circumstances then existing, an equity structure consisting of three series of common stock was no longer in the best interests of all of Genzyme's stockholders. Such exchange may be completed, however, at a time that is disadvantageous to the holders of a particular series of Genzyme common stock. The right of the Genzyme Board to exchange at any time all outstanding shares of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GTR Stock or the GMO Stock does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. See "RISK FACTORS -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts."

     MANDATORY EXCHANGE. In the event of the disposition, in one transaction or a series of related transactions, by Genzyme of all or substantially all of the properties and assets allocated to GTR or GMO (other than in connection with the sale by Genzyme of all or substantially all of its properties and assets) to any person, entity or group (other than (i) a wholly-owned subsidiary of Genzyme or (ii) any entity formed at the direction of Genzyme in connection with obtaining financing for the programs or products of GTR or GMO, as the case may be), Genzyme will be required to exchange each outstanding share of GTR Stock or GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of GTR Stock or GMO Stock, as the case may be, as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such disposition. See "RISK
FACTORS -- Risks Related to Genzyme Tracking Stock -- Exchange of GTR Stock and GMO Stock."

VOTING RIGHTS

     Holders of shares of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). On all such matters, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote, and each share of GMO Stock has, through December 31, 1998, .25 vote. Holders of outstanding GGD Stock, GTR Stock and GMO Stock currently have approximately 91.1%, 7.7% and 1.2%, respectively, of the total voting power of Genzyme. On January 1, 1999 and on each January 1 every two years thereafter, the number of votes to which each share of GTR Stock and GMO Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of GTR Stock or GMO Stock, as the case may be, to the Fair Market Value of one share of GGD Stock as of such date. If no shares of GGD Stock are outstanding on such date, then all other series of Genzyme common stock outstanding on such date will have a number of votes such that each share of the series of common stock that has the highest Fair Market Value per share on such date (the "Base Series") will have one vote, and each share of each other series of outstanding common stock will have the number of votes determined according to the immediately preceding sentence, treating, for such purpose, the Base Series as the GGD Stock in such sentence.

     The voting rights of the GTR Stock and the GMO Stock will be appropriately adjusted so as to avoid dilution in the aggregate voting rights of any series of Genzyme common stock in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of such series. If shares of only one series of Genzyme common stock are outstanding, or if shares of any series of Genzyme common stock are entitled to vote separately as a class, each share of that series would have one vote.

     The relative voting rights of each series of Genzyme common stock are adjusted from time to time as described above so that a holder's voting rights may more closely reflect the market value of such holder's equity investment in Genzyme. Adjustments in the relative voting rights of each class of Genzyme common stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire such percentage of all series of Genzyme common stock, and will limit the ability of investors in one series to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other series. To the extent the relative market values of each series of Genzyme common stock change prior to the first such adjustment or in between any adjustments, however, an investor in one series of Genzyme common stock may acquire relatively more or less voting power for the same consideration when compared with investors in another series of Genzyme common stock.

     In addition to voting together as a single class of stock, the Genzyme Charter requires the approval by the holders of the affected series of Genzyme common stock at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against to:

          (i) allow any proceeds from the disposition of the properties or assets allocated to any division to be used in the business of the other division without fair compensation,

          (ii) allow any properties or assets allocated to any division to be used in the business of another division or for the declaration or payment of any dividend or distribution on any series of Genzyme common stock not attributed to such division without fair compensation,

          (iii) issue shares of any series of Genzyme common stock without allocating the proceeds of such issuance to the division represented by such series of Genzyme common stock (provided, however, that Genzyme may without such approval issue GTR Designated Shares and GMO Designated Shares),

          (iv) change the rights or preferences of any series of Genzyme common stock so as to affect the series adversely or

          (v) effect any merger or business combination involving Genzyme as a result of which (a) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (b) the holders of all series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of Genzyme common stock as of the date of the first public announcement of such merger or business combination.

     In addition to the voting rights provided in the Genzyme Charter, the approval of the holders of a majority of the outstanding shares of each series of Genzyme common stock, voting together as a single class, is required under the current MBCL to approve any amendment to the articles of organization that would alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely. The MBCL does not currently provide for any other separate voting rights for a series of common stock. Consequently, because most matters brought to a stockholder vote will only require the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote on such matters (including all series of common stock) voting together as a single class and because the holders of GGD Stock will initially have more than the number of votes required to approve any such matter, such holders would be in a position to control the outcome of the vote on such a matter. See "RISK FACTORS -- Risks Related to Genzyme Tracking Stock -- No Additional Separate Voting Rights."

LIQUIDATION RIGHTS

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme, after Genzyme has satisfied or made provision for its debts and obligations and for payment to the holders of shares of any series of capital stock having preferential rights to receive distributions of the net assets of Genzyme, the holders of Genzyme common stock are entitled to receive the net assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series and will have no direct claim against any particular assets of Genzyme or any of its subsidiaries. [On June 30, 1998,] each share of GGD Stock had 100 liquidation units, each share of GTR Stock had 58 liquidation units and each share of GMO Stock had 25 liquidation units. The liquidation units of the GTR Stock and the GMO Stock will be appropriately adjusted so as to avoid dilution in the aggregate liquidation rights of any series in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of that series, but will not otherwise be adjusted. A merger or business combination involving Genzyme or a sale of all or substantially all of the assets of Genzyme will not be treated as a liquidation. Genzyme may not, however, without approval by the holders of the GTR Stock and the GMO Stock voting as separate series of stock, effect any merger or business combination involving Genzyme as a result of which
(i) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent of the voting power of the surviving corporation and (ii) the holders of each series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of common stock as of the date of the first public announcement of such merger or business combination.

GTR DESIGNATED SHARES AND GMO DESIGNATED SHARES

     GTR Designated Shares and GMO Designated Shares are authorized shares of GTR Stock and GMO Stock, respectively, which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR or GMO, respectively. The shares of GTR Stock and GMO Stock that are issuable with respect to the GTR Designated Shares and the GMO Designated Shares, respectively, are not outstanding shares of GTR Stock or GMO Stock, are not eligible to receive dividends and cannot be voted by Genzyme.

     As of December 31, 1997, there were 885,053 GTR Designated Shares, representing a potential 5.6% equity interest in GTR. The number of GTR Designated Shares from time to time will be:

          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GTR Stock and dividends or distributions of shares of GTR Stock to holders of GTR Stock and other reclassifications of GTR Stock;

          (ii) decreased by (a) the number of any shares of GTR Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GTR Stock issued upon the exercise or conversion of securities convertible into GTR Stock that are attributed to Genzyme General and (c) the number of any shares of GTR Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

          (iii) increased by (a) the number of any outstanding shares of GTR Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General, (b) one for each $10.00 reallocated from Genzyme General to GTR from time to time in satisfaction of the purchase option of Genzyme General set forth in section 4.18 of the Agreement and Plan of Reorganization among Genzyme, Phoenix Acquisition Corporation and BioSurface Technology, Inc. dated as of July 25, 1994, up to a maximum $30 million, and (c) the number of shares of GTR Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GTR (other than reallocations that represent sales at fair value between such divisions or reallocations described in clause (b) above) divided by the Fair Market Value of one share of GTR Stock as of the date of such reallocation.

     The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GTR Designated Shares to a number which is less than zero.

     As of December 31, 1997, there were 6,000,000 GMO Designated Shares, representing a potential 60.4% equity interest in GMO. The number of GMO Designated Shares from time to time will be:

          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GMO Stock and dividends or distributions of shares of GMO Stock to holders of GMO Stock and other reclassifications of GMO Stock;

          (ii) decreased by (a) the number of any shares of GMO Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GMO Stock issued upon the exercise or conversion of securities convertible into GMO Stock that are attributed to Genzyme General and (c) the number of any shares of GMO Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

          (iii) increased by

             (a) the number of any outstanding shares of GMO Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General;

             (b) the number of shares of GMO Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GMO (other than reallocations that represent sales at fair value between such divisions) divided by the Fair Market Value of one share of GMO Stock as of the date of such reallocation;

             (c) with respect to amounts drawn under an equity line of credit approved by the Genzyme Board providing for the allocation of up to $25 million in cash from Genzyme General to GMO (the "GMO Equity Line"), a number equal to the sum of the quotients obtained by dividing (A) the amount of each advance under the GMO Equity Line by (B) $7.00 plus or minus a daily proration of the difference between the price to the public in the GMO IPO at $7.00, assuming straight line appreciation or depreciation in the value of the GMO Stock over the period from the closing date of the acquisition of PharmaGenics, Inc. to the closing date of the GMO IPO; and, thereafter, upon each advance made under the GMO Equity Line, a number equal to the quotient obtained by dividing (X) the amount of each such advance by (Y) the Fair Market Value of the GMO Stock on the date of such advance; or

             (d) the number of shares of GMO Stock into which the Genzyme Board elects to convert the promissory note dated February 10, 1997 issued by PharmaGenics, Inc. to Genzyme.

     The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GMO Designated Shares to a number which is less than zero.

     Whenever additional shares of any series of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold from the GTR Designated Shares or the GMO Designated Shares, which shall reduce the number of GTR Designated Shares or GMO Designated Shares, as the case may be, and the proceeds of which may be used for any proper corporate purpose. In the event Genzyme repurchases outstanding shares of GTR Stock or GMO Stock, it will identify the number of shares that are repurchased for consideration that was allocated to Genzyme General and the number of GTR Designated Shares or GMO Designated Shares may increase accordingly.

DETERMINATIONS BY THE GENZYME BOARD

     Any determination made by the Genzyme Board in good faith under any of the provisions described above will be final and binding on all stockholders of Genzyme.

"ANTI-TAKEOVER" PROVISIONS

     CONTRACTUAL MEASURES. The Genzyme Charter and the By-Laws of Genzyme (the "By-Laws") contain provisions that could discourage potential takeover attempts and prevent stockholders from changing Genzyme's management, including authorization of the Genzyme Board to issue shares of common stock and preferred stock in series, enlarge the size of the Genzyme Board and fill any vacancies on the Genzyme Board, and restrictions on the ability of stockholders to call a special meeting of stockholders, bring business before an annual meeting and nominate candidates for election as directors. Genzyme also has agreements with certain officers containing change of control provisions.

     In addition, Genzyme has a stockholder rights plan. Under this plan, each outstanding share of GGD Stock, GTR Stock and GMO Stock also represents a right that, under certain circumstances, may trade separately from the GGD Stock, GTR Stock and GMO Stock, respectively. The rights, which are not currently exercisable, under certain circumstances will permit their holders (other than an acquiror) to purchase at a favorable price large amounts of GGD Stock, GTR Stock and GMO Stock or securities of a successor to Genzyme with the result that an acquiror's interest in Genzyme would be substantially diluted. The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between Genzyme and American Stock Transfer and Trust Company as Rights Agent.

     BUSINESS COMBINATION STATUTE. The Massachusetts "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he or she may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

     Genzyme is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in the Genzyme Charter or the By-Laws. Genzyme has not made such election and does not currently intend to make such an election.

     CONTROL SHARE ACQUISITION STATUTE. The Massachusetts "Control Share Acquisition" statute provides that a person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3% or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquiror to consummate the purchase before the stockholder vote is taken.

     The Control Share Acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or by-laws. The By-Laws contain a provision pursuant to which Genzyme elected not to be governed by the Massachusetts Control Share Acquisition statute. However, if at a future date the Genzyme Board determines that it is in the best interests of Genzyme and its stockholders that Genzyme be governed by the statute, the By-Laws may be amended to permit it to be governed by such statute. Any such amendment, however, would apply only to acquisitions crossing the thresholds which occur after the effective date of such amendment.

RIGHTS OF CERTAIN HOLDERS

     The holders of an aggregate of 3,163,032 shares of Genzyme capital stock are entitled to certain registration rights with respect to such shares. Notwithstanding the existence of these rights, all of such shares, if held by nonaffiliates of the Company, are eligible for unrestricted resale under the Securities Act.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company is the registrar and transfer agent for each series of Genzyme common stock.

                  MANAGEMENT AND ACCOUNTING POLICIES GOVERNING
                     THE RELATIONSHIP OF GENZYME DIVISIONS

     The Genzyme Board has adopted certain policies to govern the management of Genzyme General, GTR and GMO. A description of these policies can be found in
Exhibit 99.1 to the 1997 10-K, which is incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Except as otherwise provided in the policies, the Genzyme Board may further modify or rescind the policies in its sole discretion without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders. The Genzyme Board may also adopt additional policies depending upon the circumstances. Any determination of the Genzyme Board to modify or rescind the policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the common stock representing the three divisions, would be governed by the principles of Massachusetts law discussed under "RISK
FACTORS -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

                            SELLING SECURITYHOLDERS

     The Company issued and sold the Notes to Credit Suisse First Boston Corporation, Cowen & Company and Goldman, Sachs & Co. (the "Initial Purchasers") on May 22, 1998 pursuant to a private placement exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The Notes were sold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The Registration Statement of which the Prospectus is a part has been filed pursuant to Rule 415 under the Securities Act to afford the Selling Securityholders the opportunity to sell Notes and Conversion Shares in public transactions rather than pursuant to exemptions from the registration requirements of the Securities Act.

     The following table sets forth information concerning the aggregate principal amount of Notes beneficially owned by each Selling Securityholder, as
of                            , 1998, and the number of shares of GGD Stock
issuable upon conversion of Notes held thereby, which may be offered from time to time pursuant to this Prospectus. Other than their ownership of such securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years. The table below has been prepared on the basis of the information furnished to the Company by DTC and/or by or on behalf of the Selling Securityholders. Any or all of the Notes or shares of GGD Stock listed below may be offered for sale by the Selling Securityholders from time to time.

                                   PRINCIPAL AMOUNT                   UNDERLYING SHARES OF    PERCENTAGE OF
                                       OF NOTES                           GGD STOCK OR          GGD STOCK
                                     BENEFICIALLY      PERCENTAGE     ADDITIONAL SHARES OF     OUTSTANDING
                                      OWNED THAT        OF NOTES         GGD STOCK THAT         AFTER THE
             NAME(1)                 MAY BE SOLD       OUTSTANDING       MAY BE SOLD(2)        OFFERING(3)
             -------               ----------------    -----------    --------------------    -------------
 .................................      $
Unnamed holders of Notes or any
  future transferees, pledgees,
  donees or successors of or from
  such unnamed holders(4)........

---------------
(1) The Selling Securityholders and the amount of Notes held by them are set
    forth herein as of July   , 1998 and will be updated as required.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of 25.2525 shares of GGD Sock per $1,000 in principal amount of Notes. The conversion rate and the number of shares of GGD Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "DESCRIPTION OF NOTES -- Conversion Rights." Accordingly, the number of shares of GGD Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Based upon                shares of GGD Stock outstanding as of
                               , 1998, treating as outstanding the total number
    of shares of GGD Stock shown as being issuable upon the assumed conversion by the named Selling Securityholder of the full amount of such Selling Securityholder's Notes but not assuming the conversion of the Notes of any other Selling Securityholder.

(4) Assumes that the unnamed holders of the Notes or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any GGD Stock other than the GGD Stock issuable upon conversion of the Notes at the initial conversion rate. No such unnamed holder may offer Notes pursuant to this Prospectus until such unnamed holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Rights Agreements (as defined in "PLAN OF DISTRIBUTION").

     Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes and GGD Stock they presently hold or, with respect to the GGD Stock, have the right to acquire upon conversion of such Notes, no estimate can be given as to the amount of the Notes and GGD Stock that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes and GGD Stock since the date on which they provided the information regarding their Notes and GGD Stock, in transactions exempt from the registration requirements of the Securities Act.

     Only Selling Securityholders identified above who have complied with the conditions to being included as Selling Securityholders under the Registration Rights Agreement and who beneficially own the Notes and the GGD Stock set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement may sell such Notes and GGD Stock pursuant to this Prospectus. The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Securityholders in supplements to this Prospectus.

                              PLAN OF DISTRIBUTION

     In connection with the sale of Notes to the Initial Purchasers, the Company agreed pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), to file with the Commission the Registration Statement of which this Prospectus forms a part. The Registration Statement covers resales of the Notes and the Conversion Shares (the "Registrable Securities") by the Selling Securityholders. The Company has agreed to use its reasonable best efforts to keep the Registration Statement effective until two years from its effective date (or such earlier date when the Selling Securityholders have sold the Registrable Securities or are able to sell all such securities immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise). The Company is permitted to suspend the use of this Prospectus during certain periods of time. If the Registration Statement ceases to be effective or usable (subject to certain exceptions described in the Registration Rights Agreement), additional interest, at the rate of 0.5% per annum, may accrue on the Notes. The Registration Rights Agreement provides that holders of at least 25% of the then outstanding Notes may elect to have one underwritten offering of the Notes. The managing underwriter(s) for any such offering must be selected by holders of a majority of the Notes to be included in the underwritten offering and must be reasonably acceptable to the Company. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by the provisions of such agreement which is included as an exhibit to the Registration Statement.

     Sales of the Notes and the Conversion Shares may be effective by or for the account of the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly to purchasers, to or through broker-dealers who may purchase Notes or Conversion Shares as principals and thereafter sell the Notes or Conversion Shares, through a combination of such methods of sale, or otherwise. Broker-dealers engaged by Selling Securityholders may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders, the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Notes or Conversion Shares offered hereby may be deemed to be underwriting commissions or discounts under the Securities Act.

     To the extent required, the Company will amend or supplement this Prospectus to disclose material arrangements regarding the plan of distribution. If, for example, pursuant to the terms of the Registration Rights Agreement, the Note holders elect to sell Registrable Securities in an underwritten offering, a prospectus supplement accompanying this Prospectus will set forth, to the extent required, the aggregate principal amount of Notes and number of Conversion Shares being offered, the name or names of the Selling Securityholders, and the terms of the offering, including the name or names of the underwriters, any discounts, concessions or commissions and other terms constituting compensation from the Selling Securityholders, and any discounts, concessions or commissions allowed or reallowed or paid to dealers. In such an underwritten offering, the Notes and/or Conversion Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Notes and/or Conversion Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. In connection with such a sale of Notes and/or Conversion Shares, the underwriters may receive compensation from the Selling Securityholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Notes and/or Conversion Shares for whom they may act as agent. Underwriters may sell the Notes and/or

Conversion Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of any underwriters to purchase the Notes and/or Conversion Shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Notes and/or Conversion Shares if any are purchased. Underwriters may be entitled under agreements with the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Such underwriters may engage in transactions with, or perform services for, the Company for customary compensation.

     Pursuant to the Registration Rights Agreement, the Company has agreed to pay certain expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, including the fees of one counsel to the Selling Securityholders. The Selling Securityholders, however, will pay any underwriting discounts and selling commissions. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be required to make in respect thereof.

     To comply with the securities laws of certain jurisdictions, the Notes and Conversion Shares offered hereby may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Conversion Shares may be limited in its ability to engage in market activities with respect to such Notes or Conversion Shares. Each Selling Securityholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Notes and Conversion Shares by the Selling Securityholder. The foregoing may affect the marketability of the Notes and Conversion Shares.

     The Company's outstanding GGD Stock is included for quotation for trading on the Nasdaq National Market, and application has been made to include for quotation the shares of GGD Stock issuable upon conversion of the Notes on Nasdaq. The Notes have been designated for trading in the PORTAL Market; however, the Company has not applied, and does not intend to apply, for listing of the Notes on any securities exchange. Furthermore, Notes resold pursuant to this Registration Statement will no longer be eligible for trading in the PORTAL Market. No assurance can be given that there will be a market for the Notes sold pursuant to this Prospectus, or that if such market does develop, that it will continue to provide holders of such Notes with liquidity for such investment or will continue for the duration the Notes are outstanding.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts, counsel for the Company.

                                    EXPERTS

     The consolidated balance sheets of Genzyme as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the financial statement schedule appearing therein, incorporated by reference into this Prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheets of Genzyme General and GTR as of December 31, 1996 and 1997, and the related combined statements of operations and cash flows for each group for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and the financial statement schedule appearing therein, have also been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheets of GMO as of December 31, 1996 and 1997, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, have also been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Genzyme is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission, as well as copies of the Registration Statement, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611; and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company, its Notes and the Conversion Shares. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Genzyme incorporates herein by reference the following documents previously filed with the Commission (File No. 0-14680) pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by its Form 10-K/A filed with the Commission on April 27, 1998; (ii) its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and (iii) its Current Report on Form 8-K, dated May 19, 1998; (iv) the description of GGD Stock and GGD Stock Purchase Rights contained in Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of the Company, One Kendall Square, Cambridge, Massachusetts 02139, Attention: Shareholder Services, telephone (617) 252-7526.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY INITIAL PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
The Company............................    2
Risk Factors...........................    4
Ratio of Earnings to Fixed Charges.....   13
Use of Proceeds........................   13
Capitalization.........................   14
Description of Revolving Credit
  Facility.............................   16
Description of Notes...................   17
Certain Federal Income Tax
  Considerations.......................   26
Description of Genzyme Capital Stock...   32
Management and Accounting Policies
  Governing the Relationship of Genzyme
  Divisions............................   39
Selling Securityholders................   40
Plan of Distribution...................   42
Legal Matters..........................   43
Experts................................   43
Available Information..................   44
Incorporation of Certain Documents by
  Reference............................   44

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                 [GENZYME LOGO]
                                  $225,000,000
                               5 1/4% CONVERTIBLE
                          SUBORDINATED NOTES DUE 2005

                              6,313,131 SHARES OF
                         GENERAL DIVISION COMMON STOCK
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be borne by Genzyme in connection with this offering of Notes and Conversion Shares are estimated as follows:

SEC registration fee........................................  $ 73,750
Printing Expenses...........................................    50,000
Accounting fees and expenses................................     2,500
Legal fees and expenses.....................................    15,000
Transfer Agent and Registrar fees...........................         0
Miscellaneous expenses......................................       750
                                                              --------
          Total.............................................  $142,000
                                                              ========

     All of the above figures, except the SEC registration fee, are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Amended and Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the bet interests of Genzyme or, to the extent that the matter for which indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

     Article VI of Genzyme's By-Law provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of Genzyme or of any of its subsidiaries, or who at the request of Genzyme may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by Genzyme or the proceeding seeks a declaratory judgment regarding his or her own conduct); provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee of such employee benefit plan; and provided, further, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by the corporation, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to me repayment.

     The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and other entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer of other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

     Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

     Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders and (iv) transaction from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Amended and Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following signature page.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high value and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution to previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
     Section 15(d) of the Exchange Act that are incorporated in the Form F-3.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on July 21, 1998.

                                          GENZYME CORPORATION

                                          By: /s/ DAVID J. MCLACHLAN

                                            ------------------------------------
                                            David J. McLachlan,
                                            Executive Vice President
                                            Finance and Chief Financial Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Genzyme Corporation, hereby severally constitute and appoint each of Henri A. Termeer and David J. McLachlan our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including pre- and post-effective amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                          TITLE                    DATE
                     ---------                                          -----                    ----
/s/ HENRI A. TERMEER                                      Director and Principal Executive   July 21, 1998
---------------------------------------------------         Officer
Henri A. Termeer

/s/ DAVID J. MCLACHLAN                                    Principal Financial and            July 21, 1998
---------------------------------------------------         Accounting Officer
David J. McLachlan

/s/ CONSTANTINE E. ANAGNOSTOPOULOS                        Director                           July 17, 1998
---------------------------------------------------
Constantine E. Anagnostopoulos

/s/ DOUGLAS A. BERTHIAUME                                 Director                           July 21, 1998
---------------------------------------------------
Douglas A. Berthiaume

/s/ HENRY E. BLAIR                                        Director                           July 21, 1998
---------------------------------------------------
Henry E. Blair

/s/ ROBERT J. CARPENTER                                   Director                           July 21, 1998
---------------------------------------------------
Robert J. Carpenter

/s/ CHARLES L. COONEY                                     Director                           July 21, 1998
---------------------------------------------------
Charles L. Cooney

/s/ HENRY R. LEWIS                                        Director                           July 17, 1998
---------------------------------------------------
Henry R. Lewis

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   *1.1       Form of Underwriting Agreement.
    4.1       Restated Articles of Organization of Genzyme, as amended.
              Filed as Exhibit 1 to Genzyme's Registration Statement on
              Form 8-A filed with the Commission on June 18, 1997, and
              incorporated herein by reference.
    4.2       By-laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form
              8-K dated December 31, 1991 (File No. 0-14680), and
              incorporated herein by reference.
    4.3       Indenture, dated as of May 22, 1998, between Genzyme and
              State Street Bank and Trust Company, as Trustee, including the form of Note. Filed herewith.
    4.4       Registration Rights Agreement, dated as of May 19, 1998,
              among Genzyme, Credit Suisse First Boston Corporation,
              Goldman, Sachs & Co. and Cowen & Company. Filed herewith.
    4.5       Purchase Agreement, dated as of May 19, 1998, among Genzyme,
              Credit Suisse First Boston Corporation, Goldman, Sachs & Co.
              and Cowen & Company. Filed herewith.
    4.6       Series Designation for Genzyme Molecular Oncology Division
              Common Stock, $.01 par value. Filed as Exhibit 2 to
              Genzyme's Registration Statement on Form 8-A filed with the
              Commission on June 18, 1997, and incorporated herein by
              reference.
    4.7       Series Designation for the Series A, Series B and Series C
              Junior Participating Preferred Stock, $.01 par value, of
              Genzyme. Filed as Exhibit 3 to Genzyme's Registration
              Statement on Form 8-A filed with the Commission on June 18,
              1997, and incorporated herein by reference.
    4.8       Amended and Restated Rights Agreement dated as of June 12,
              1997 between Genzyme and American Stock Transfer and Trust
              Company. Filed as Exhibit 5 to Genzyme's Registration
              Statement on Form 8-A filed with the Commission on June 18,
              1997, and incorporated herein by reference.
    4.9       Specimen Callable Warrant to purchase Genzyme Common Stock issued to shareholders of Neozyme II. Filed as Exhibit 28.6 to Genzyme's Form 10-Q for the quarter ended March 31,1992, and incorporated herein by reference.
    4.10      Warrant issued to Richard Warren, Ph.D. Filed as Exhibit 4 to the Form 8-K of IG Laboratories, Inc. dated October 11,
              1990 (File No. 0-18439), and incorporated herein by
              reference.
    4.11      Genzyme Common Stock Purchase Warrant No. A-1 dated July 31,
              1997 issued to Canadian Medical Discoveries Fund, Inc.
              ("CMDF"). Filed as Exhibit 10.2 to Genzyme's Form 10-Q for
              the quarter ended September 30, 1997, and incorporated
              herein by reference.
    4.12      Genzyme Common Stock Purchase Warrant No. A-2 dated July 31,
              1997 issued to CMDF. Filed as Exhibit 10.3 to Genzyme's Form
              10-Q for the quarter ended September 30, 1997, and
              incorporated herein by reference.
    4.13      Genzyme Common Stock Purchase Warrant No. A-3 dated July 31,
              1997 issued to CMDF. Filed as Exhibit 10.3 to Genzyme's Form
              10-Q for the quarter ended September 30, 1997, and
              incorporated herein by reference.
    4.14      Registration Rights Agreement dated as of July 31, 1997 by and between Genzyme and CMDF. Filed as Exhibit 10.1 to
              Genzyme's Form 10-Q for the quarter ended September 30,
              1997, and incorporated herein by reference.
    4.15      Genzyme Molecular Oncology Division Convertible Debenture
              dated August 29, 1997, including a schedule with respect
              thereto filed pursuant to Instruction 2 to Item 601 of
              Regulation S-K. Filed as Exhibit 10.6 to Genzyme's Form 10-Q
              for the quarter ended September 30, 1997, and incorporated herein by reference.
    4.16      Form of Genzyme General Division Convertible Debenture.
              Filed as Exhibit 10.7 to Genzyme's Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by
              reference.
    4.17      Registration Rights Agreement dated as of August 29, 1997 by and among Genzyme and the entities listed on the signature pages thereto. Filed as Exhibit 10.8 to Genzyme's Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.
    4.18      Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a Form 10 of PharmaGenics, Inc.
              ("PharmaGenics") (File No. 0-20138), and incorporated herein by reference.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.19      Form of Genzyme Corporation Convertible Note dated February
              28, 1997 issued to Credit Suisse First Boston (Hong Kong)
              Ltd. ("CSFB"). Filed as Exhibit 4.14 to Genzyme's Form
              10-K/A for the year ended December 31, 1997 filed with the
              Commission on April 27, 1998, and incorporated herein by
              reference.
    4.20      Registration Rights Agreement dated February 27, 1997 by and between Genzyme and CSFB. Filed as Exhibit 4.15 to Genzyme's
              Form 10-K/A for the year ended December 31, 1997 filed with the Commission on April 27, 1998, and incorporated herein by reference.
    5.1       Opinion of Palmer & Dodge LLP. Filed herewith.
   12.1       Statements regarding Computation of Ratio of Earnings to
              Fixed Charges. Filed herewith.
   23.1       Consent of PricewaterhouseCoopers LLP, independent
              accountants to Genzyme Corporation. Filed herewith.
   23.2       Consent of Palmer & Dodge LLP (included in Exhibit 5.1
              hereto).
   24.1       Power of Attorney (included on signature page).
   25.1       Statement of Eligibility and Qualification under the Trust
              Indenture Act of 1939, as amended, on Form T-1 of State
              Street Bank and Trust Company. Filed herewith.

---------------
* To be filed by amendment or incorporated by reference in connection with any underwritten offering.